UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39544

Bakkt Intermediate Holdings, Inc.

(Exact name of registrant as specified in its charter)

One Liberty Plaza, One Liberty St., Ste. 305-306,

New York, New York 10006

(678) 534-5849

(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share*

Warrants to purchase Class A Common Stock*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.0001 per share: One*

Warrants to purchase Class A Common Stock: Zero*

*

On November 3, 2025, Bakkt Intermediate Holdings, Inc. (formerly Bakkt Holdings, Inc.), a Delaware corporation (“Old Bakkt”), completed a holding company reorganization (the “Reorganization”) in accordance with Section 251(g) of the General Corporation Law of Delaware and the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 3, 2025, by and among Old Bakkt, Bakkt Holdings, Inc. (formerly Bakkt NewCo Holdings, Inc.), a Delaware corporation (“New Bakkt”), and Bakkt Merger Sub 1 Inc., a Delaware corporation and a wholly owned subsidiary of New Bakkt (“Merger Sub 1”), pursuant to which Merger Sub 1 merged with and into Old Bakkt (the “Merger”), with Old Bakkt surviving as a wholly owned subsidiary of New Bakkt. New Bakkt changed its name to “Bakkt Holdings, Inc.” and Old Bakkt changed its name to “Bakkt Intermediate Holdings, Inc.” In connection with the Reorganization, all of the outstanding capital stock of Old Bakkt (including any stock options, warrants, or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent corresponding capital stock of New Bakkt (and rights to acquire the same), having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding capital stock being converted. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Bakkt and does not affect the reporting obligations of New Bakkt, which is the successor registrant to Old Bakkt under the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Bakkt Holdings, Inc. (formerly Bakkt NewCo Holdings, Inc.), as successor registrant to Bakkt Intermediate Holdings, Inc. (formerly Bakkt Holdings, Inc.), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 17, 2025

Bakkt Holdings, Inc. (in its capacity as successor registrant to Bakkt Intermediate Holdings, Inc.)

By:	/s/ Marc D’Annunzio
Name: Marc D’Annunzio
Title: General Counsel and Secretary